5215 W. Laurel Street Tampa, FL 33607 Tele: (813)876-1776 Fax: (813)870-1921

June 19, 2009

VIA EDGAR AND

FACSIMILE / (703) 813-6967

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Attention: Ms. Claire Erlanger

Re:	Odyssey Marine Exploration, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2008

Filed March 11, 2009

SEC File No.: 001-31895

Dear Ms. Erlanger:

The purpose of this letter is to respond to the Staff’s comment letter of June 9, 2009 (the “Comment Letter”), to the Company with respect to the above-referenced filing. Set forth below in bold are the comments from the Comment Letter, followed in each case by the Company’s response.

1.	We note from your disclosure in the Liquidity section of MD&A on page 17 that during 2008 you capitalized maintenance for extensive engine repairs and upgrades to the Ocean Alert. Please tell us, and disclose in the notes to the financial statements in future filings, your policy for accounting for repairs and maintenance, including how you account for drydock or special survey costs.

Normal repairs and maintenance are expensed as incurred. Major overhaul items (such as engines, generators, etc.) qualify to be capitalized and depreciated over their expected useful lives or over the remaining life of the asset. Certain major repair items which are required by the industry during a scheduled Five Year Class Inspection to ensure a vessel’s seaworthiness also qualify to be capitalized and would be depreciated over the period of time until the next planned major maintenance for that item. Other general repair and maintenance items discovered during a Five Year Class Inspection are expensed. The term Five Year Class Inspection is sometimes commonly referred to as special survey or drydock and may be used interchangeably in our reporting. There were no special survey costs or drydock expenses that were capitalized except as noted in the above policy.

In the notes to the financial statements in future filings, the Company will disclose its policy for accounting for repairs and maintenance, including how it accounts for Five Year Class Inspection, drydock or special survey costs.

Securities and Exchange Commission

June 19, 2009

Page - 2 -

2.	We note that your disclosure of critical accounting estimates includes a discussion of your accounting for long-lived assets and the realizability of deferred tax assets. Please consider revising future filings to include a discussion of the estimates surrounding your accounting for inventory, particularly the capitalized costs of recovery and conservation and how you regularly assess realizability of your inventory balance. Your disclosure should be revised to address the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;

•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

•	Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e., FR-72).

The Company will consider revising the disclosure in future filings to include a discussion of the estimates surrounding the Company’s accounting for inventory, particularly the capitalized costs of recovery and conservation and how the Company regularly assesses realizability of its inventory balance, including disclosure to address the points listed above.

3.	We note your disclosure that you do not believe you have material market risk exposure and have not entered into any market risk sensitive instruments to mitigate these risks or for trading or speculative purposes. However, in light of the variable interest rates on the $8.3 million of debt recorded on the balance sheet, it appears you are exposed to market risk related to interest rates. Please revise future filings to include a discussion of your risk related to interest rates on your long-term debt, in accordance with one of the three disclosure alternatives set forth in Item 305(a) of Regulation S-K.

The Company will revise the disclosure in future filings to include a discussion of the Company’s risk related to interest rates on its long-term debt, in accordance with one of the three disclosure alternatives set forth in Item 305(a) of Regulation S-K.

4.	We note from your disclosure in MD&A, that $1.9 million of revenue in 2008 relates to expedition charter revenue related to a television series. In future filings, please revise your statements of income to separately present revenue and cost of sales from products (sale of coins and artifacts) and services (lease of themed attraction exhibit and expedition charter revenue). See Rule 5-03.1 and 5-03.2 of Regulation S-X. Also, please tell us, and disclose in future filings, your accounting policy for recognizing revenue generated by services such as the expedition charter and your themed attractions.

Revenue for items such as charter and exhibits (service) is recognized as earned based upon the accrual method of accounting supported by the contractual terms of an agreement.

The Company will revise the disclosure in future filings to (a) separately present revenue and cost of sales from products (sale of coins and artifacts) and services (lease of themed attraction exhibit and expedition charter revenue) and (b) disclose the Company’s accounting policy for recognizing revenue generated by services such as the expedition charter and its themed attractions.

Securities and Exchange Commission

June 19, 2009

Page - 3 -

5.	We note from your disclosure in the liquidity section of MD&A, that the cash flows from financing include $5 million from your bank line of credit, offset by net loan repayments of $.6 million which include loan proceeds of $2.5 million for the refinancing of your corporate building offset by repayment of you previous building mortgage of $3.1 million. However, your statement of cash flows shows loan proceeds of $10 million and repayments of $5.6 million. Please explain to us the nature of the $10 million proceeds received during 2008 and the nature of the $5.6 million of repayments made during 2008.

The explanation in the MD&A addresses the overall $15.2 million of net cash provided by financing activities, as summarized in the financial table included therein on page 17. Without addressing each specific item included in the Consolidated Statement of Cash Flows, the $15.2 million was made up of $10.8 million from issuance of common stock, plus $5 million net proceeds from the line of credit, minus $.6 million of net loan repayments. The line of credit net proceeds included $7.5 million proceeds minus a $2.5 million repayment for a net $5 million proceeds. The net loan repayments included $2.5 million loan proceeds from refinancing less $3.1 million of loan repayments for a prior mortgage and equipment loan for a net loan repayment of $.6 million. In summary, overall loan proceeds were $10 million and loan repayments were $5.6 million.

6.	We note your disclosure that you have capitalized deferred costs of $2.4 million related to the recovery and conservation of the Black Swan project and have reserved these costs 100%. In light of the fact that you have not yet secured ownership rights, please explain to us why you believe it is appropriate to capitalize these deferred costs. Also, please tell us the line item on the statement of operations where the deferred recovery cost reserve was charged to expense when it was established in 2007.

Capitalized vessel recovery and conservation costs are charged to artifact inventory or deferred assets, as appropriate, upon determination that the net realizable value of the artifacts exceeds the cost of recovery and conservation. Recovered artifacts where title has not been secured are recorded as a deferred asset and reserved against at 100% until title is secured. Because we are involved in litigation to secure title to the Black Swan artifacts, the $2.4 million of deferred costs were recorded as a deferred asset and reserved against at 100%, thereby recording a net realizable asset of $0 on our balance sheet.

Expense items related to capitalized deferred costs are captured in either reporting line item, Operations and research or Marketing, general and administrative. When capitalized, amounts are credited out of their respective line item where they were originally charged. Each respective line item receives a dollar-for-dollar corresponding offsetting charge when the deferred recovery cost reserve is established. As a result, the net financial impact of the reporting line items, Operations and research and Marketing, general and administrative, is nil.

7.	We note your disclosure that you are required to comply with a number of covenants under both your revolving credit facility and mortgage loan. Please revise future filings to include the nature of any restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends). See paragraphs 18-19 of SFAS No. 5 and Rule 4-08(e) of Regulation S-X.

Securities and Exchange Commission

June 19, 2009

Page - 4 -

The Company will revise the disclosure in future filings to include the nature of any restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends).

8.	We note your disclosure that accrued vessel operations relates to expenditures required to operate your ships such as fuel, repair and maintenance and port fees. Please provide us with more details of the nature of these amounts and tell us whether the activities related to these expenditures (purchase of fuel, maintenance, etc.) have occurred prior to year end or if they have not yet occurred. Also, please tell us if any of these amounts relate to the special survey or drydock expenses for your vessels. We may have further comment upon receipt of your response.

Accrued vessel operations consists of repairs and maintenance at 29% of the total, fuel at 46% of the total, and other vessel operating items, which includes consumables, port fees, spares, provisions and other, at 25% of the total. All expenditure accruals relate to items that have occurred prior to year end. Accrued vessel expenditures relate to items either invoiced or not invoiced by vendors. If the invoice is in our possession, the invoiced amount is accrued. If the invoice is not in our possession, accruals are made based on factual and historical data.

The term Five Year Class Inspection is sometimes commonly referred to as special survey or drydock and may be used interchangeably in our reporting. A portion of the accrued vessel operations items discussed above, which were incurred prior to year end, related to the drydock/special survey period (predominantly repairs and maintenance).

9.	We note your disclosure that the warrants issued with the Series D Preferred Stock constituted a beneficial conversion option and the Black-Scholes valuation method was utilized in valuing the warrants. Please explain to us how you calculated the intrinsic value of the beneficial conversion feature of the Series D preferred stock and how you separately calculated the fair value of the warrants, as it is not clear from your disclosure whether these were each separately valued as required by footnote 4 to paragraph 5 of EITF 98-5. Please note that a beneficial conversion feature refers to an in-the-money conversion feature of the preferred stock into common stock and should be calculated separately from the fair value of the warrants. Also, please tell us how you evaluated the existence of a beneficial conversion feature related to the Series E and Series F convertible preferred stock at the time of issuance. We may have further comment upon receipt of your response.

We followed the guidance of EITF 98-5 and EITF 00-27 in recording this transaction.

We calculated the fair value of all warrants issued with the Series D Preferred Stock utilizing the Black-Scholes binomial model. Using this Black-Scholes valuation for the warrants, we computed the relative fair value of the warrants so we could allocate the proceeds related to the Series D Preferred Stock between the warrants and the Preferred Stock. The per share net proceeds (gross proceeds less the allocated proceeds to the warrants) based on the common share conversion was compared to the fair market value per Common Share at the date of issuance and we determined a beneficial conversion feature was present.

Securities and Exchange Commission

June 19, 2009

Page - 5 -

Warrants were not issued in connection with the sale of the Series E Convertible Preferred Stock or the Series F Convertible Preferred Stock, and, therefore, there were no beneficial conversion features.

10.	We note from the disclosure on page 40, that the entire discount associated with the beneficial conversion feature attributed to the Series D Preferred Stock has been amortized to retained earnings thus decreasing the income available to stockholders. Please revise your consolidated statements of operations for 2007 to reflect this beneficial conversion option of $1,555,338 as an increase to the net loss attributable to common shareholders. Refer to the guidance outlined in SAB Topic 6:B.

Footnote 2 of Topic 6:B reads as follows:

The assessment of materiality is the responsibility of each registrant. However, absent concerns about trends or other qualitative considerations, the staff generally will not insist on the reporting of income or loss applicable to common stock if the amount differs from net income or loss by less than ten percent.

The discount of $1,555,338 divided by the loss of $23,832,854 is 6.5%. In management’s opinion, this item would not influence a decision by a user of our financial statements about our company. As a result, we included a reconciliation of income (loss) available to stockholders, to include the beneficial conversion option, in the notes to the financial statements (Footnote A on page 35).

11.	We note from the disclosures in Note N that in January 2007, the Company exchanged warrants to purchase 2,200,000 shares of Common Stock for warrants to purchase 2,200,000 shares of Series D Convertible Preferred stock held by two institutional investors taking part in the private placement of Series D Preferred stock. Please tell us and clarify in the notes to the Company’s financial statements how the Company accounted for the exchange of these warrants in its financial statements. If the Company believed that the fair value of the common stock and Series D Preferred Stock warrants exchanged in this transaction was the same, please explain in detail the Company’s basis for this conclusion. We may have further comment upon receipt of your response.

Actually, no exchange occurred in connection with the Common Stock warrants. The Common Stock warrants were cancelled at the time of the Series D Preferred Stock issuance discussed in Comment 9. The Black-Scholes computation was used to assign fair market value to all the warrants issued. We will clarify the cancellation of the Common Stock warrants in future filings.

12.	We note that the amounts presented for the fiscal year end 2007 quarters appear to reflect the correction of the error discussed in Note Q. Please note that when the amounts disclosed in this note vary from the amounts previously reported on the Form 10-Q filed for any quarter, your disclosure should reconcile the amounts given with those previously reported and describe the reason for the difference. Please refer to Item 302(a)(2) of Regulation S-K. Please revise future filings accordingly.

Securities and Exchange Commission

June 19, 2009

Page - 6 -

The Company will revise the disclosure in future filings to reconcile the amounts given with those previously reported and to describe the reason for the difference.

*******

In connection with the Company’s response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (813) 876-1776 should you have any questions regarding this response.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Michael J. Holmes
Michael J. Holmes
Chief Financial Officer